SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K is being filed to amend and restate the incorporation by reference paragraph set forth in the following Form 6-K filings made by Shaw Communications Inc. (the “Original Form 6-K Filings”): (a) Form 6-K dated January 12, 2017 (SEC Accession Number 0001193125-17-008319) which includes the registrant’s Management’s Discussion and Analysis for the three months ended November 30, 2016 and the related unaudited financial statements for such period; and (b) Form 6-K dated April 12, 2017 (SEC Accession Number 0001193125-17-120565) which includes the Company’s Management Discussion and Analysis for the three and six month period ended February 28, 2017 and the related unaudited financial statements for such periods. Other than as set forth below, the information contained in the Original Form 6-K Filings remains unchanged. The first paragraph of each of the Original Form 6-K Filings is hereby amended and restated in its entirety as follows:

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-209068), the Registration Statement on Form F-3 (File No. 333-215151) and the Registration Statement on Form S-8 (File No. 333-215148), each filed by the registrant under the Securities Act of 1933, as amended, and into each prospectus outstanding thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: May 1, 2017

	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.